UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

INTERNATIONAL GAME TECHNOLOGY

(Exact Name of Registrant as Specified in Charter)

Nevada	001-10684	88-0173041
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6355 South Buffalo Drive, Las Vegas, Nevada	89113
(Address of principal executive offices)	(Zip Code)

(702) 669-7777
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1                     CONFLICT MINERALS DISCLOSURE

Item 1.01                                     Conflict Minerals Disclosure and Report

International Game Technology (the “Company”) evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold.  As a result, the Company has filed a Conflict Minerals Report, filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.02 hereto, is publicly available at www.igt.com/Investors as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02                                     Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2                     EXHIBITS

Item 2.01                                     Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	INTERNATIONAL GAME TECHNOLOGY
(Registrant)

	By:	/s/ John M. Vandemore
John M. Vandemore
Chief Financial Officer and Treasurer